Filed Pursuant to Rule 424(b)2
Registration No. 333-168317

Xfone, Inc.

12,756,340 Shares
of
Common Stock

We are registering 10,250,731 shares of common stock, $0.001 par value per share (the “Common Stock”) of Xfone, Inc. (referred to herein as “we,” “us,” “our,” “Xfone,” “Registrant,” or the “Company”), for resale by certain of our shareholders identified in this prospects (the “Selling Shareholders”), which were issued to them or are issuable to them upon exercise of warrants (the “Resale Shares”).  Please see “Selling Security Holders” beginning at page 12.

The Selling Shareholders may offer to sell the Resale Shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices, and will pay all brokerage commissions and discounts attributable to the sale of such shares plus brokerage fees. The Selling Shareholders will receive all of the net proceeds from the offering of their shares.

We are also registering 2,505,609 shares of Common Stock which we may offer to sell from time to time (the “Xfone Shares”).  We may offer the Xfone Shares in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus.  This prospectus describes some of the general terms that may apply to the Xfone Shares and the general manner in which they may be offered. The specific terms of any Xfone Shares that we will sell will be included in a prospectus supplement, which will contain specific information about the terms of such Xfone Shares and the specific manner in which they will be offered. The prospectus supplement may add to, update or change the information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities. This prospectus may not be used to sell Xfone Shares unless accompanied by a prospectus supplement.

We may offer the Xfone Shares, and the Selling Shareholders may offer the Resale Shares, directly to investors, through agents designated from time to time by us or the Selling Shareholders (as applicable), or to or through underwriters or dealers. If any agents, underwriters, or dealers are involved in the sale of any of the Xfone Shares or the Resale Shares, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, please see “Plan of Distribution” beginning at page 24.

Our Common Stock is traded on the NYSE Amex LLC (“Amex”) and the Tel Aviv Stock Exchange Ltd (“TASE”) under the symbol “XFN”.  On July 21, 2010, the last sale price of our Common Stock was $1.16 (Amex) / 4.258 NIS (TASE). On such date, the aggregate market value of our outstanding Common Stock held by non-affiliates was approximately $8,719,520.48  based upon 21,119,488 outstanding shares of our Common Stock, of which approximately 7,516,828 shares of Common Stock were held by non-affiliates. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our Common Stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000.  We have not offered any securities pursuant to General Instruction I.B.6. of Form 3 during the prior 12 calendar month period, that ends on, and includes, the date of the prospectus.

An investment in our Common Stock involves risks. See the “Risk Factors” section beginning at page 6.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any applicable prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2010.

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf registration” process. Under the shelf registration process, (a) the Selling Shareholders may sell the Resale Shares, and (b) we may sell the Xfone Shares, described in this prospectus in one or more offerings. Any prospectus supplement may add, update or change the information contained in this prospectus. To the extent required, the information in this prospectus, including financial information, will be updated at the time of each offering. You should read carefully both this prospectus and any applicable prospectus supplement, together with the additional information described below.

You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. We and the Selling Shareholders have not authorized anyone else to provide you with different information. We and the Selling Shareholders are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the shares offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find Additional Information” at page 26.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus and the risks detailed from time to time in our future SEC reports, and, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; our ability to meet our obligations under the non-convertible bonds; and the availability of qualified personnel. These forward-looking statements speak only as of the date of this prospectus. Subject at all times to relevant securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY INFORMATION

This summary highlights selected information about us, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. Before making your investment decision, you should carefully read this entire prospectus, any applicable prospectus supplement, and the documents referred to in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Our Company

Xfone was incorporated in the State of Nevada in September 2000. We are a holding and managing company providing voice, video and data telecommunications services, including: local, long distance and international telephony services; video; prepaid and postpaid calling cards; cellular services; Internet services; messaging services (Email/Fax Broadcast, Email2Fax and Cyber-Number); and reselling opportunities, with operations in the United States, the United Kingdom and Israel. We serve customers worldwide.

Subsequent to the year ending December 31, 2009, our board of directors made a strategic decision to concentrate on our operations in the U.S.  As a result of this decision, on January 29, 2010 we entered into an agreement with Abraham Keinan (our significant shareholder and Chairman of our Board of Directors) and AMIT K LTD. (a company which is wholly owned and controlled by Mr. Keinan) pursuant to which we agreed to sell  100% of the entire issued share capital of Swiftnet Limited (“Swiftnet”), Auracall Limited (“Auracall”), Equitalk.co.uk Limited (“Equitalk”), Story Telecom, Inc. (“Story”) and Story Telecom Limited (together with Swiftnet, Auracall, Equitalk, and Story, the “UK Subsidiaries”), which are our wholly owned subsidiaries.  On July 14, 2010, our shareholders approved the sale of our UK Subsidiaries. We completed the sale of our UK Subsidiaries on July 29, 2010.

Additionally, on May 14, 2010 we entered into an agreement for the sale of our majority owned Israeli subsidiary, Xfone 018 Ltd (the “Israeli Subsidiary”), to Marathon Telecom Ltd. The consummation of the sale of the Israeli Subsidiary is currently pending only regulatory approval and we expect to complete the sale by the end of August 2010.

Our Organizational Structure

Following the sale of our UK Subsidiaries and Israeli Subsidiary we will have two wholly owned subsidiaries in the United States. These subsidiaries, and their consolidated subsidiaries, are shown in the following diagram:

Xfone, Inc.
100%
100%
Xfone USA, Inc.
NTS Communications, Inc.
100%
100%
Gulf Coast Utilities, Inc.
eXpeTel Communications, Inc.
100%
100%
100%
100%
100%
100%
100%
PRIDE Network, Inc
NTS Construction Company
Garey M Wallace Company, Inc.
Midcom of Arizona, Inc.
Communications Brokers, Inc.
NTS Telephone Company, LLC
NTS Management Company, LLC

Our Services

We provide through our United States operations (NTS Communications, Inc. (“NTS”) and Xfone USA, Inc. (“Xfone USA”)) the following telecommunication products / services:

Services provided by NTS Communications and its subsidiaries

Retail Services
•
Local Services: NTS delivers local telephony service to its customers through an “on-net” UNE-L connection, including voice mail, caller ID, forwarding, 3-way calling, blocking, and PBX services.  In addition, NTS sells "off-net" total service resale lines.  NTS provides UNE-L services in Lubbock, Abilene, Amarillo, Midland, Odessa, Pampa, Plainview, and Wichita Falls, Texas.  NTS provides local services via FTTP in Lubbock Wolfforth, Levelland, and Smyer, Texas.  NTS provides resold local services throughout Texas via its resale agreement with AT&T.

•
Retail Long Distance Services: NTS offers a full range of long distance services to its customers, including competitively priced switched long distance (including intrastate, interstate, and international), toll-free service, dedicated T-1 long distance and calling cards.  The vast majority of its customers are concentrated in West Texas.  A minority of its long distance customers are in Arizona, New Mexico, Oklahoma, Kansas, and Colorado.

•
Internet Data Services: NTS began offering broadband service in 1999.  Download speeds range from 500 Kilobits to 100 Megabits per second, depending on the end user’s distance from an NTS collocation or the type of facilities used to deliver the service.  NTS launched dial-up service in 1985.  NTS provides broadband and dial-up Internet service in all of its Texas markets.  NTS also offers Web hosting and wide area networking solutions for business applications.

•
Fiber-Based Services (“Fiber to the Premise” or “FTTP”): As an integrated telecom provider, NTS is capable of providing quality triple play (voice, digital video & data) on one bill at competitive prices to its FTTP customers.  NTS offers a full selection of video services, including basic cable, video on demand, HDTV and DVR.  NTS is a member of the National Cable Television Cooperative and as a member obtains favorable programming rates from most major networks.  NTS provides FTTP service in Lubbock, Levelland, Smyer, and Wolfforth, Texas.

•
Customer Premise Equipment (“CPE”): NTS resells a variety of CPE and CPE related services to its customers.  Primarily, these sales involve NTS acting as an authorized dealer for Toshiba phone systems. These systems are sold to customers either on a stand-alone basis, or in conjunction with the purchase of local, long distance, and/or data services from the company.

Wholesale Services
•
Private Line Services: NTS offers aggregation and resale of leased fiber transport network from AT&T and other fiber network operators.  This service is mostly provided for carrier customers that need direct network connectivity, as well as enterprises that require dedicated branch office connections.  Services are generally offered under 1-year contracts for a fixed amount per month.  NTS provides private line service nationwide.

•
Wholesale Switched Termination Services: NTS sells its wholesale-switched minutes to local telecom companies who do not have the volume to warrant attractive pricing from AT&T and other large carriers.  NTS provides multi-regional switched termination, switched toll free origination and wholesale Internet access services to various carrier customers.  Services are generally offered for a fixed amount per minute.  NTS provides wholesale switched termination services to customers via network connections in NTS POPs and switch sites.

Internet Based Customer Service
•	Our Internet based customer service (found at www.ntscom.com) includes full details on all our retail products and services.

NTS Communications owns and operates its own facilities-based telecommunications switching system.

Services provided by Xfone USA
•
Local Telephone Service: Using our own network in concentrated local areas throughout Mississippi and Louisiana and utilizing the underlying network of BellSouth Telecommunications, Inc. (the new ATT), outside of our local areas, we provide local dial tone and calling features, such as hunting, call forwarding and call waiting to both business and residential customers throughout Louisiana and Mississippi, including T-1 and PRI local telephone services to business customers.

•
Long Distance Service: We use our own network where available and QWEST, a nationwide long distance carrier, as our underlying long distance network provider. In conjunction with Local Telephone Services, we provide Long Distance Services to our residential and business customers. We provide two different categories of long distance services - Switched Services to both residential and small business customers, which include 1+ Outbound Service, Toll Free Inbound Service and Calling Card Service. For larger business customers we also provide Dedicated Services such as T-1 and PRI Services. Our long distance services are only available to customers who use our local telephone services.

•
Internet/Data Service: We provide high-speed broadband Internet access to residential and business customers utilizing our own integrated digital data network and utilizing the broadband gateway network of the new ATT. Our DSL service provides up to 3 Mbps of streaming speed combined with Dynamic IP addresses, as well as multiple mailboxes and Web space. Our DSL services also include spam filter, instant messaging, pop-up blocking, web mail access, and parental controls. We also provide dial-up Internet access service for quick and dependable connection to the web. Our Internet/Data services are stand-alone products or are bundled with our voice services for residential and business customers.

•
Customer Service: Customer Service is paramount at Xfone USA and is one of our major differentiating characteristics, thus tantamount to being one of our product offerings. Customers have been conditioned to accept poor customer service from the larger monopoly companies because they have never had any real choice in service providers, especially in the residential market. Our attentive customer service department is an additional “product offering” which sells - as well as retains - customers. The full scope of communications service entails network service, customer service, and repair service.

•
Customer Premise Equipment (“CPE”): Xfone USA also resells a variety of CPE and CPE related services to its customers.  Primarily, these sales involve acting with NTS Communications as an authorized dealer for Toshiba phone systems. These systems are sold to customers either on a stand-alone basis, or in conjunction with the purchase of local, long distance, and/or data services from the company.

Stimulus Funding

On March 4, 2010, we were notified that the applications of our wholly owned subsidiary, PRIDE Network, Inc. (“PRIDE Network”), for Rural Utility Service (“RUS”) funding from the U.S. Department of Agriculture under the Broadband Initiative Program for the Fiber To The Premise (FTTP) build out of PRIDE Network’s projects in Texas, have been approved.  PRIDE Network was selected to receive approximately $63.6 million in RUS funding for these projects, which will be split between loans of approximately $35.5 million and grants of approximately $28.1 million. This award is a significant milestone in our strategy to grow the FTTP business.  This funding will enable us to expand the rollout of our state-of-the-art FTTP infrastructure to bring broadband services to the Texas south plains and to the communities of Burkburnett and Iowa Park, Texas.  Additionally, this funding will help stimulate the economic growth of these communities by creating hundreds of new jobs associated with the network build out.

On March 28, 2010, PRIDE Network submitted three additional applications to the RUS for funding of approximately $139 million under the Broadband Initiative Program (the “Additional Requested Funding”). The Additional Requested Funding is expected to be split between loans of approximately $71 million and grants of approximately $68 million. We intend to utilize the Additional Requested Funding for three FTTP build out projects.  Two projects are located in Northern Texas and one is proposed for the Southern Louisiana area. In light of the competitive nature of the RUS funding program, there can be no assurances that the Additional Requested Funding will be awarded.

Executive Offices

Our principal executive offices are located at 5307 W Loop 289, Lubbock, Texas 79414, USA.  Our telephone number is 806-771-5212, and our facsimile number is 806-788-3398.  Our website is www.xfone.com.    The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The Offering

Shares of our Common Stock offered by the Selling Shareholders (referred to as the “Resale Shares”)	10,250,731 shares

Shares of our Common Stock offered by us (referred to as the “Xfone Shares”):	2,505,609 shares

Use of Proceeds
We will not generally expect to receive any of the proceeds from the sale by the Selling Shareholders of the Resale Shares.  Unless we provide otherwise in a supplement to this prospectus, we intend to use the net proceeds from the sale of the Xfone Shares covered by this prospectus for general corporate purposes, including, but not limited to, capital expenditures and working capital.

Risk Factors

An investment in our securities involves a high degree of risk. We cannot assure prospective investors that we will continue operations or make a profit in the future. No purchase of Common Stock should be made by any person who cannot afford a total loss of his or her investment

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any Common Stock.  You should also consider similar information contained in any annual report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. If required, we will include in any prospectus supplement a description of those significant factors that could make the offering described therein speculative or risky.

Risks Related To Our Business

While we act according to our licenses in the United States and Israel, if we do not comply with and continue to follow the terms of such licenses and the relevant laws and regulations, we could lose our licenses to conduct our businesses.

Not complying with, or indeed violating the conditions of our licenses and the related laws and regulations could lead to the loss of, material changes to, or freezing of our entitlement and/or licenses which could have a material adverse effect on our operations.   Without such authorization or licenses we would not be able to provide any licensed services, resulting in a loss of revenues. Such violations of our licenses in the U.S. and Israel could lead to monetary penalties.

We are subject to extensive regulation in the United States, Israel and other foreign countries which may lead us to incur increased business costs and have negative effects upon our business including revenues and potential profitability.

We serve customers in several countries, all of which have different regulations, jurisdictions, and standards and controls related to licensing, telecommunications, import/export, currency and trade. Regulatory changes pertaining to future regulatory classification of Internet related telephone services, otherwise known as voice over internet protocol (“VOIP”) telephony, may lead to burdensome regulatory requirements and fees, as well as additional interconnection fees to carriers and changes in access charges, universal service, and regulatory fee payments, which would affect our international and long distance services related costs and may have a material impact upon our ability to conduct business, as well as our revenues. Our compliance with foreign rules and regulations may lead to increased costs of doing business or reduced revenues from having to decrease or eliminate our business in certain foreign countries, all of which may negatively affect our potential profitability.

If our telecommunications infrastructure or equipment is damaged or inoperative, we may not be able to provide service to our customers.

We rely on our telecommunications equipment, including, but not limited to our switchboard and switches, to provide services to our customers. In the event that such equipment is not able to provide the services for which it is then used, we may not be able to provide services to our customers. While we have back-up for much of this equipment, if any portion of the equipment is unavailable for any extended period of time, it will be difficult to provide service to our customers, might give rise to the ability of our customers to terminate agreements with us, and would generally have a detrimental effect on retaining our customers. In addition, if we are unable to provide service, our customers in the U.S. could lose access to 911 and would not be able to access health and safety services in an emergency. This could result in potential liability for claims of property damage, personal injury, and death because a customer could not contact emergency health and safety services. This also might give rise to the ability of our customers to terminate agreements with us, and would generally have a detrimental effect on our business.

If our suppliers' telecommunications infrastructure is damaged, it could increase our expenses and we may not be able to provide service to our customers.

We rely on certain suppliers' telecommunications infrastructure in order to provide services to our customers. If their ability to supply such services to us is damaged in any way, we may be required to incur additional costs to replace such services and we may not be able to provide service to our customers.

If our information and billings systems are unable to function properly as our operations grow, we may experience system disruptions, reduced levels of customer service and a declining customer base and revenues.

Over the past several years our business revenues and operations have increased significantly. We now handle millions of transactions on a daily basis with hundreds of thousands of customers and users located in several countries. Accordingly, our information and billing systems are under increasing stress. We use internally developed and acquired systems to operate our services and for transaction processing, including billing and collections processing. We must continually improve these systems in order to meet the level of use. Furthermore, in the future, we may add features and functionality to our products and services using internally developed or third party licensed technologies. Our inability to add software and hardware or develop and upgrade existing technology, transaction processing systems and network infrastructure to meet increased volume through our processing systems or provide new features or functionality, may cause system disruptions, slower response times, reductions in levels of customer service, decreased quality of the user's experience, collection difficulties, and delays in reporting accurate financial information. Any such failure could cause system disruptions, reduced levels of customer service, and a declining customer base and revenues.

We serve an extremely large number of customers/users and are thus at risk for class action law suits.

Because we provide services to so many customers/users, it is possible that such customers/users may join together in a large or expensive class action to initiate an action.  On January 19, 2010, Eliezer Tzur et al. (the “Petitioners”) filed a request to approve a claim as a class action (the “Class Action Request”) against Xfone 018 and four other Israeli telecom companies, all of which are entities unrelated to us (collectively with Xfone 018, the “Defendants”), in the District Court in Petach Tikva, Israel (the “Israeli Court”).  The Petitioners’ claim alleges that the Defendants have not fully fulfilled their alleged legal requirement to bear the cost of telephone calls by consumers to the Defendants’ respective technical support numbers. One of the Petitioners seeks damages for the cost of such telephone calls allegedly made by him during the 5.5-year period preceding the filing of the Class Action Request, which he assessed at NIS 54.45 (approximately $14). The Class Action Request, to the extent it pertains to Xfone 018, states total damages of NIS 7,500,000 (approximately $1,941,000) which reflects the Petitioners’ estimation of damages caused to all consumers that (pursuant to the Class Action Request) allegedly called Xfone 018’s technical support number during a certain period defined in the Class Action Request.  A court hearing with respect to the approval or disapproval of the Class Action Request has been scheduled for November 7, 2010. Xfone 018 and its respective petitioner have been negotiating a settlement. In the event that such settlement is not reached and approved and Xfone 018 is found to be liable, it may adversely impact our business.

Terrorist attacks, war, or armed conflict or political/economic events or upheavals may lead to a disruption in our services as well as decreased demand.

Terrorist attacks in the United States and Israel, as well as the United States’ involvement in Iraq or in armed conflict or political/economic events in countries where we conduct business, may negatively impact consumers' confidence in relying on alternative communication lines and spending in the countries where we conduct our business. We will continue to have operations in Israel until the Israeli regulatory authorities approve the sale of Xfone 018.  In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, armed conflicts between Israel and its neighbors, terrorism, political and economic conditions in Israel directly affect our business. Any such occurrences could lead to an interruption in our services and could negatively affect our revenues and results of operations. Moreover, the governments in those countries might take extreme measures that could prohibit access to alternative communication lines.

Natural disasters and acts of G.od may result in increased costs.

Our wholly owned subsidiary Xfone USA is positioned in an environment which has a higher than average propensity to experience hurricanes. In 2005, we suffered adverse affects to our business from Hurricane Katrina. Additionally, the headquarters of our wholly owned subsidiaries NTS Communications and Xfone USA are located in Lubbock, Texas, which is a location where tornadoes are most frequent. In the event of another hurricane, or tornado, the cost of restructuring our facilities, as well as the time spent in rebuilding and organizing our infrastructure might be long and costly. There is no guarantee that we will not be negatively affected in the future by other natural disasters, hurricanes, tornadoes or acts of G.od.

If we are unable to obtain financing as we grow our business, we may have to curtail our plans and the value of your investment may be negatively affected.

Our future business will involve substantial costs, primarily those costs associated with capital expenses associated with network deployment and upgrades, marketing, business development, and possible mergers and acquisitions. If our revenues are insufficient to fund our operations as we grow our business, we may need traditional bank financing or financing from debt or equity offerings. However, if we are unable to obtain financing when needed, we may be forced to curtail our operations, which could negatively affect our revenues and potential profitability and the value of your investment. There can be no assurance that we will be able to obtain additional financing when needed or if available that it will be on commercially reasonable terms.

We may be regarded as a local tax resident in countries other than the United States.

We were incorporated in Nevada, U.S.A, and accordingly are a US tax resident and are taxed in the US. To the best of our knowledge, and based on consultancy provided by our accountants, we are not a tax resident in any other country in which we conduct business (directly or indirectly through local subsidiaries). However, we can offer no assurance that the local tax authorities in these countries will not determine that we are a local tax resident, and thus we recommend that investors examine the tax implication of such potential classification. Any determination by such local tax authorities could have an adverse effect on our results of operations or the consequences of an investment in our securities.

Should our agreements with our principal supplier, AT&T Inc., be cancelled, our operations will be negatively impacted.

We are dependent on AT&T Inc. which is our principal supplier. However, AT&T Inc. is required to provide us with services according to the relevant regulations and its licenses to operate as telecommunications provider in the United States. Should our agreements involving our principal supplier be cancelled, our operations may be negatively impacted.

We may be unable to adequately compete with our competitors.

The telecommunications business is very competitive. Our competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than we can to developing and expanding our services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors, by offering new or improved products or services or by increasing their efforts to gain and retain market share through competitive pricing. Companies which currently view our services as complementary to their own (such as mobile network operators) may decide, where the regulatory regime permits, to change this policy and bar their customers from accessing our services or charge their customers a premium to access our services. As the market for our services matures, price competition and penetration into the market will intensify. Such competition may adversely affect our gross profits, margins and results of operations. There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

Following the sale of our UK operations, our management decisions will be made by our president and chief executive officer, Guy Nissenson, and our treasurer, chief financial officer and principal accounting officer, Niv Krikov; if we lose their services, our operations will be negatively impacted.

The future success of our business is largely dependent upon the expertise of our President, Chief Executive Officer and Director, Guy Nissenson, and our Treasurer, Chief Financial Officer and Principal Accounting Officer, Niv Krikov. Because Messrs Nissenson and Krikov are essential to our operations, you must rely on their management decisions. We have not obtained any “key man” life insurance relating to Messrs Nissenson or Krikov. There is no assurance that we would be able to hire and retain another President/Chief Executive Officer or Treasurer/Chief Financial Officer/ Principal Accounting Officer with comparable expertise. As a result, the loss of either Mr. Nissenson's or Mr. Krikov’s services could have a materially adverse affect upon our business, financial condition, and results of operation.

We are adversely affected by the devaluation of the dollar against the Israeli shekel and could be adversely affected by the rate of inflation in Israel.

Following the sale of our UK and Israeli operations, all of our revenues will be generated in U.S. dollars. Substantially all of our long-term debt is incurred in NIS. As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in dollars of financing expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected. Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations.

Our management has significant control over shareholder matters and they will be able to influence the election of our directors and accordingly control our operations.

As of the date of this prospectus, our Chairman of the Board, Abraham Keinan, beneficially owns 12.51% of our Common Stock. Our President, Chief Executive Officer, and Director, Guy Nissenson beneficially owns 6.23% of our Common Stock. In addition, certain shareholders provided Mr. Nissenson and Mr. Keinan with irrevocable proxies representing a total of 2.69% of our Common Stock. In addition, Shemer S. Schwartz, a director, beneficially owns 0.40% of our Common Stock. Aviu Ben-Horrin, a director, beneficially owns 0.35% of our Common Stock. Itzhak Almog, a director, beneficially owns 0.16% of our Common Stock. Therefore, our management potentially may vote 22.34% of our Common Stock. As such, our management may have significant influence over the outcome of matters submitted to a vote of the holders of our Common Stock, including the election of our directors, amendments to our articles of incorporation and bylaws and approval of significant corporate transactions. Additionally, our management may be able to delay, deter or prevent a change in our control that might be beneficial to our other shareholders. We need to emphasize the fact that management could make substantial decisions that could be protected under the business judgment rule, and not necessarily satisfy minority shareholders (for example, expanding the territory of operation at heavy costs, or by limiting the territory of our operations in order to save capital).

In addition to the foregoing, our Chairman of the Board, Abraham Keinan, and our President, Chief Executive Officer, and Director, Guy Nissenson, exercise significant influence over shareholder matters through a September 28, 2004 Voting Agreement between Mr. Keinan, Mr. Nissenson and Campbeltown Business, Ltd., an entity owned and controlled by Mr. Nissenson and his family (“Campbeltown”). This agreement, which is for a term of 10 years, provides that: (a) Messrs. Keinan and Nissenson and Campbeltown  agree to vote any shares of our Common Stock controlled by them only in such manner as previously agreed by all these parties; and (b) in the event of any disagreement regarding the manner of voting, a party to the agreement will not vote any shares, unless all the parties have settled the disagreement. On January 29, 2010, Mr. Keinan, Mr. Nissenson, and Campbeltown entered into an agreement (the “Keinan/Nissenson/Campbeltown Agreement”). Pursuant to the Keinan/Nissenson/Campbeltown Agreement, subject to and upon the consummation of the sale of our UK Subsidiaries, the Voting Agreement will be terminated, and will be simultaneously replaced with an irrevocable written appointment by Mr. Keinan of Mr. Nissenson, to act as Mr. Keinan’s proxy in respect of all shares of our common stock that Mr. Keinan owns or holds now or in the future. The proxy is irrevocable, and will remain in effect for as long as Mr. Nissenson is the record or beneficial holder of 100,000 or more shares of our common stock or is a director or an executive officer of Xfone.

Certain of our existing credit facilities contain a number of restrictions and obligations that may limit our financial flexibility.

Our credit facilities contain a number of restrictive covenants that limit our financial flexibility. These covenants, among other things, restrict our right to pledge our assets, make loans or give guarantees, and engage in mergers or consolidations. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not have a materially adverse affect on our ability to finance our future operations.

If we are unable to make the principal and interest payments on our Bonds (as defined below) our business will be materially adversely affected.

On December 13, 2007, we accepted offers, for the issuance of securities to Israeli institutional investors, for total gross proceeds of NIS 100,382,100 (approximately $25,562,032, based on the exchange rate as of December 13, 2007) par value non-convertible bonds (Series A) (the “Bonds”). The Bonds accrue annual interest that is paid semi-annually on the 1st of June and on the 1st of December of every year from 2008 until 2015 (inclusive). The principal of the Bonds is repaid in eight equal annual payments on the 1st of December of every year from 2008 until 2015 (inclusive). The principal and interest of the Bonds are linked to the Israeli Consumer Price Index.  The Bonds currently carry an interest rate of 8%.  We have approximately $16,600,000 in principal and interest payments due on the Bonds over the next three years. If we are unable to make the principal and interest payments on the Bonds when due our business will me materially adversely affected.

Risks Related To Our Common Stock

There is a limited market for our Common Stock, and an active trading market for our Common Stock may never develop, which may make it difficult to resell your shares.

Trading in our Common Stock has been limited and has been characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Therefore, shareholders should be aware that the lack of exposure to our stock in the investment community could consequently be reflected by a lack of market trading upon the issuance of material information that could be perceived as disappointing or very encouraging from a market point of view. This could result in an inability for shareholders to be able to dispose of their shares.

The market price of our Common Stock may be volatile and you may not be able to resell your shares at or above the price you paid for them, or at all.

The stock markets in general have experienced during the past few years extreme price and volume fluctuations. The market prices of the securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Common Stock.

The market price of our Common Stock may continue to fluctuate substantially due to a variety of factors, including, but not limited to:

•	any actual or anticipated fluctuations in our or our competitors' revenues and operating results;

•	shortfalls in our operating results from levels forecast by us or by securities analysts;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new products or service offerings by us or by our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts' financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

In addition, economic, political, and market conditions and military conflicts and, in particular, those specifically related to the United States and Israel, may affect the market price of our shares.

Our shares of Common Stock are traded on more than one market and this may result in price variations.

Our shares of Common Stock are currently traded on the NYSE Amex LLC (referred to herein as the “Amex”) and the Tel Aviv Stock Exchange Ltd (referred to herein as the “TASE"). Trading in our shares of Common Stock on these markets takes place in different currencies (dollars on the Amex, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our Common Stock on these two markets may differ due to these and other factors. Any decrease in the trading price of our shares of Common Stock on one of these markets could cause a decrease in the trading price of our shares of Common Stock on the other market.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our shares of Common Stock to fall.

As of July 21, 2010, we had 21,119,488 shares of Common Stock issued and outstanding. In addition, we have reserved 5,489,595  shares of Common Stock for issuance under our 2004 Stock Option Plan, 7,930,500 shares of Common Stock for issuance under our 2007 Stock Incentive Plan, and 6,741,516 shares of Common Stock underlying warrants. If a large number of shares of our Common Stock is sold in a short period, the price of our Common Stock would likely decrease.

Risks Related To Our Non-Convertible Bonds

We are a holding and managing company and our ability to meet our obligations under the non-convertible bonds largely depends upon the financial condition and indebtedness of our operating subsidiaries.

We are a holding and managing company with no significant assets other than our interest in our subsidiaries. Therefore, our ability to make interest and principal payments on our non-convertible bonds largely depends upon the future performance and the cash flow of our operating subsidiaries. In addition, our non-convertible bonds are structurally subordinated to the indebtedness of our subsidiaries.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the non-convertible bonds, in which case the non-convertible bonds may need to be refinanced. Our ability to refinance our indebtedness, including the non-convertible bonds, will depend on, among other things:

•	our financial condition at the time;
•	restrictions in agreements governing our debt; and
•	other factors, including market conditions.

We can offer no assurance that a refinancing would be possible on terms that would be favorable to us. If refinancing is not possible or if additional financing is not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the non-convertible bonds, which would permit our bond holders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our indebtedness and debt service obligations have increased with the issuance of the non-convertible bonds, which may adversely affect our cash flow, cash position and share price.

We intend to fulfill our debt service obligations from existing cash, investments and our operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail marketing and network development programs. Our indebtedness could have significant additional negative consequences, including, without limitation:

•
requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our marketing programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;
•	limiting our ability to obtain additional financing; and
•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

There are no restrictions in the indenture governing the non-convertible bonds relating to our ability to incur indebtedness (including secured indebtedness) or complete other transactions which could result in our incurring obligations which are similar to the non-convertible bonds’ status.

The indenture governing the non-convertible bonds contains no provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control. The indenture governing the non-convertible bonds does not restrict us from incurring additional debt or guaranteeing indebtedness, nor does it limit the amount of indebtedness that we can issue in the future. If we incur additional debt or liabilities, our ability to pay our obligations on the non-convertible bonds could be adversely affected. If an event of default occurs under secured indebtedness, the lenders thereunder will have the right to exercise the remedies (such as foreclosure) available to a secured lender under applicable law and the agreements governing the indebtedness. Since the non-convertible bonds are unsecured, the lenders under any secured indebtedness would have a prior claim on our assets.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the Selling Shareholders of the Resale Shares.

Unless we provide otherwise in a supplement to this prospectus, we intend to use the net proceeds from the sale of the Xfone Shares covered by this prospectus for general corporate purposes, including, but not limited to, capital expenditures and working capital

DETERMINATION OF OFFERING PRICE

Our Common Stock is traded on the Amex and the TASE under the symbol “XFN”. On July 21, 2010, the closing price of our Common Stock was $1.16 (Amex) / 4.258 NIS (TASE).

The Selling Shareholders may offer to sell the Resale Shares and we may offer to sell the Xfone Shares, being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.  The Selling Shareholders may, from time to time, sell all or a portion of the Resale Shares on any market where our Common Stock may be listed or quoted (currently the Amex and TASE), in privately negotiated transactions or otherwise.

This prospectus describes some of the general terms that may apply to the Xfone Shares and the general manner in which they may be offered. The specific terms of any Xfone Shares that we sell will be included in a prospectus supplement, which will contain specific information about the terms of the Xfone Shares and the specific manner in which they will be offered.

DILUTION

As of July 22, 2010, we had 36,159,004 shares of Common Stock issued and outstanding on a fully diluted basis. This number includes the shares that have been issued to the Selling Shareholders, and the shares issuable upon exercise of warrants held by the Selling Shareholders. The offering by the Selling Shareholders will not have a dilutive effect on our Common Stock.

If you invest in the offering of Xfone Shares by us, your interest will be diluted to the extent of the difference between the public offering price per share in an offering under this prospectus and the net tangible book value per share after the offering, except to the extent proceeds are applied to the repayment of debt. We will set forth in the applicable prospectus supplement or free writing prospectus the following information regarding any material dilution of the equity interests of investors purchasing the Xfone Shares in an offering by us under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering; and

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by investors purchasing shares in the offering; and

•	the amount of the immediate dilution from the public offering price to such investors.

SELLING SECURITY HOLDERS

We are registering an aggregate of 10,250,731 Resale Shares for resale by the Selling Shareholders listed in the table below. All expenses incurred with respect to the registration of the Common Stock will be paid by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the Selling Shareholders in connection with the sale of such shares.

The selling shareholders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act provided that they meet the criteria and conform to the requirements of that rule or by any other available means.

The Selling Shareholders named below may from time to time offer and sell pursuant to this prospectus up to 10,250,731 Resale Shares. The shares of our Common Stock included in the Resale Shares were issued to the Selling Shareholders in the transactions described in the footnotes to the following table.

The following table sets forth:

•	the name of the Selling Shareholders;

•	the number and percent of shares of our Common Stock that the Selling Shareholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our Common Stock that may be offered for resale for the account of the Selling Shareholders under this prospectus; and

•
the number and percent of shares of our Common Stock to be beneficially owned by the Selling Shareholders after the offering of the Resale Shares (assuming all of the offered Resale Shares are sold by the Selling Shareholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Shareholder may offer under this prospectus. We do not know how long the Selling Shareholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the Selling Shareholders regarding the sale of any of the Resale Shares.

This table is prepared solely based on information supplied to us by the Selling Shareholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the exercise of all warrants and the sale of all of the Resale Shares. The applicable percentages of beneficial ownership are based on an aggregate of 21,119,488 shares of our Common Stock issued and outstanding on July 21, 2010.

Except as noted in the footnotes to the table below, to our knowledge, none of the selling shareholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities.

Name of Shareholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Burlingame Equity Investors, LP1	4,006,109	18.070%	3,123,913	782,196	3.528%
Atkinson Benjamin Paula JTWROS2,3	2,963	0.014%	500	2,463	0.012%
Atkinson Investment Management2, 3	31,666	0.150%	10,500	11,108	0.053%
Henry Beinstein 2	111,190	0.526%	50,000	36,190	0.171%
Darwin Partnership 2, 4	78,154	0.370%	20,000	32,396	0.153%
Fallen Angel Partnership2, 5	138,004	0.652%	40,000	50,821	0.240%
Gagnon 1999 Grandchildren's Trust STS 2/1/99 Maureen Drew TTEE2, 6	80,911	0.383%	30,000	34,911	0.165%
Gagnon Family Partnership2, 4	152,500	0.721%	45,000	90,000	0.426%

Gagnon Investment Associates Master Fund2, 4	925,415	4.348%	95,000	667,415	3.136%
Lois E. Gagnon 2	315,000	1.488%	75,000	190,000	0.898%
Neil J. Gagnon 2	444,490	2.097%	62,500	306,990	1.448%
Gagnon Securities LLC Profit Sharing Plan and Trust DTD 10/1/00 Neil Gagnon and Maureen Drew TTEES2, 4	11,050	0.052%	5,000	5,250	0.025%
Neil J. Gagnon & Lois E. Gagnon JTWROS2	18,331	0.087%	1,500	11,220	0.053%
Neil J. Gagnon IRA/ R / O JPMCC Cust2	92,500	0.438%	20,000	72,500	0.343%
The Lois E. and Neil J. Gagnon Foundation Inc. 2, 4	111,035	0.525%	45,000	55,690	0.264%
Wade Spooner7	353,842	1.648%	321,452	0	0.000%
Ted Parsons8	121,922	0.574%	105,727	0	0.000%
Valerie D. Parsons9	55,000	0.260%	55,000	0	0.000%
XFN-RLSI Investments, LLC10	3,443,121	15.708%	1,600,000	1,043,121	4.759%
Oberon Securities LLC11	527,354	2.436%	525,300	2,054	0.009%
Wendy L. and Peter L. Allen JTWROS12,13,16	1,450	0.007%	1,450	0	0.000%
Benjamin Atkinson & Paula Atkinson JTWROS 3,12	2,963	0.014%	818	2,145	0.010%
Atkinson Investment Management 3,12	31,666	0.150%	10,058	11,108	0.053%
Henry C. Beinstein12,14	111,190	0.526%	25,000	36,190	0.171%
Darwin Partnership 4, 12	78,154	0.370%	10,000	32,396	0.153%
Darwin Partnership5,12	78,154	0.370%	15,758	32,396	0.153%
Fallen Angel Partnership 5, 12	138,004	0.652%	27,183	50,821	0.240%
Fallen Angel Partnership4, 12	138,004	0.652%	20,000	50,821	0.240%
Gagnon 1999 Grandchildren's Trust STS 2/1/99 Maureen Drew TTEE 6,12	80,911	0.383%	16,000	34,911	0.165%
Brian Joseph Gagnon 12,15,16	15,600	0.074%	2,700	12,900	0.061%
Gagnon Family Partnership 4,12	152,500	0.721%	17,500	90,000	0.426%
Neil Gagnon 4,12	444,490	2.097%	75,000	306,990	1.448%
Lois E. Gagnon 4,12	315,000	1.488%	50,000	190,000	0.898%
Mr. Neil Gagnon & Mrs. Lois Gagnon JTWROS 4,12	18,331	0.087%	3,893	11,220	0.053%
Neil J. Gagnon IRA 4,12	9,735	0.046%	3,245	6,490	0.031%
Gagnon Securities LLC P/S Plan & Trust DTD 10/1/00 N. Gagnon & M. Drew TTEES 4,12	11,050	0.052%	800	5,250	0.025%
Gagnon Securities LLC P/S Plan & Trust DTD 4/26/01, Neil Gagnon & Maureen Drew 4,12	2,521	0.012%	583	1,595	0.008%
Gagnon Securities LLC P/S Plan and Trust DTD 4/26/01 Neil Gagnon & Maureen Drew 4,12	2,521	0.012%	343	1,595	0.008%
Mr. Dwight Lee IRA/SEP Bear Stearns Sec CorpCust 5, 12	58	0.000%	58	0	0.000%
Maureen Keyes Revocable Living Trust Agreement DTD 6/28/07, Maureen Keyes Trustee 12,17	320	0.002%	320	0	0.000%
Mr. Neil J. Gagnon & Mrs. Lois E. Gagnon JTWROS 4,12	18,331	0.087%	1,718	11,220	0.053%
Neil J. Gagnon IRA/R/O Bear Stearns Sec Corp Cust 4,12	12,500	0.059%	12,500	0	0.000%
Amy Lynn Stauffer 12,13, 16	1,850	0.009%	1,850	0	0.000%

The Lois E. & Neil J. Gagnon Foundation Inc. 4, 12	111,035	0.525%	10,345	55,690	0.264%
Upland Associates L.P. 5,12	29,878	0.141%	29,878	0	0.000%
XFN-RLSI Investments, LLC 12,18	3,443,121	15.708%	800,000	1,043,121	4.759%
Gagnon Investment Associates Master Fund 4,12	925,415	4.348%	163,000	667,415	3.136%
Provident Fund of the Employees of the Hebrew University of Jerusalem Ltd19,20	10,000	0.047%	10,000	0	0.000%
Millennium Provident/Education Funds 19,21	20,000	0.095%	20,000	0	0.000%
Millennium Provident Funds 19,21	45,000	0.213%	45,000	0	0.000%
Millennium Employees Termination Funds 19,21	1,900	0.009%	1,900	0	0.000%
Shomera Insurance Co. Ltd19,22	10,000	0.047%	10,000	0	0.000%
Bank of Jerusalem19, 23	19,500	0.092%	19,500	0	0.000%
Provident Fund of the Union Bank19,24	9,000	0.043%	9,000	0	0.000%
Hilat Shoam - Shoam Tagmulim 19,25	8,350	0.040%	8,350	0	0.000%
Hilat Shoam - Shoam Pitsuim19,25	6,000	0.028%	6,000	0	0.000%
Hilat Shoam - Shoam Ishtalmut 19,25	2,150	0.010%	2,150	0	0.000%
Prisma Provident fund - Prisma Si'on - Savings Fund for Self-Employed Persons 19,26	10,000	0.047%	10,000	0	0.000%
Prisma Provident Fund - Prisma Ya'ad - Savings Fund for Self-Employed Persons19,26	3,000	0.014%	3,000	0	0.000%
Prisma Provident Fund - Prisma Pitzuyim - General Track II - Central Severance Pay Fund19,26	25,000	0.118%	25,000	0	0.000%
Prisma Provident Fund - Signon Savings Fund Bond Track19,26	1,500	0.007%	1,500	0	0.000%
Prisma Provident Fund - Signon Savings Fund Index Track19,26	3,500	0.017%	3,500	0	0.000%
Prisma Provident Fund - Prisma Zahav - Cautious Investments 19,26	2,500	0.012%	2,500	0	0.000%
Prisma Provident Fund - Prisma Katzir 19,26	9,500	0.045%	9,500	0	0.000%
Prisma Provident Fund - Prisma Teutsa19,26	5,000	0.024%	5,000	0	0.000%
Prisma Provident Fund - Prisma Keren Or19,26	30,000	0.142%	30,000	0	0.000%
Union Bank of Israel – Nostro19,27	10,500	0.050%	10,500	0	0.000%
IBI Provident Fund General19,28	9,870	0.047%	9,870	0	0.000%
Perfect provident fund Ltd - Perfect Central Compensation Fund 19, 29	1,300	0.006%	1,300	0	0.000%
Perfect provident fund Ltd - Perfect Provident Fund 19, 29	28,950	0.137%	28,950	0	0.000%
Perfect provident fund Ltd - Perfect Study Fund 19, 29	17,350	0.082%	17,350	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Severance Pay Fund – General19,30	920	0.004%	920	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Provident Fund – General19,30	9,690	0.046%	9,690	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Provident Fund – Shares19,30	810	0.004%	810	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Provident Fund – Bonds19,30	1,360	0.006%	1,360	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Education Fund – General19,30	7,640	0.036%	7,640	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Education Fund – Shares19,30	510	0.002%	510	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Severance Pay Fund – Value19,30	1,060	0.005%	1,060	0	0.000%
Tamir Fishman Provident and Education Funds Ltd., for Tamir Fishman Education Fund – Bonds19,30	810	0.004%	810	0	0.000%
Menora Mivtachim Participating Policies19,31	80,000	0.377%	80,000	0	0.000%
Menora Mivtachim Insurance Ltd.19,31	40,000	0.189%	40,000	0	0.000%

Menora mivtachim heshtalmut ("Mivtachim" - Maba Le'mishtalem) 19,31	5,000	0.024%	5,000	0	0.000%
Masad Heshtalmut19,31	800	0.004%	800	0	0.000%
Morag - Meerkazit Le'pizuim19,31	2,500	0.012%	2,500	0	0.000%
Menora Gemel Amir Dalled19,31	6,000	0.028%	6,000	0	0.000%
Menora Gemel Amir Allef19,31	700	0.003%	700	0	0.000%
Menora Gemel Peles Allef19,31	1,000	0.005%	1,000	0	0.000%
Menora Gemel Peles Dalled19,31	3,000	0.014%	3,000	0	0.000%
Menora Gemel Clali19,31	4,000	0.019%	4,000	0	0.000%
Menora Gemel General B19,31	1,500	0.007%	1,500	0	0.000%
Menora Heshtalmut Clali19,31	3,000	0.014%	3,000	0	0.000%
Menora Heshtalmut General B19,31	1,000	0.005%	1,000	0	0.000%
Menora Merkazit Lepituim Clali19,31	1,500	0.007%	1,500	0	0.000%
Hadas Mercantile Provident Fund – Index 19,32	1,100	0.005%	1,100	0	0.000%
Hadas Mercantile Education Fund – General 19,32	15,350	0.073%	15,350	0	0.000%
Hadas Mercantile Education Fund – Bonds. 19,32	300	0.001%	300	0	0.000%
Hadas Mercantile Illness Payment Fund 19,32	850	0.004%	850	0	0.000%
Hadas Mercantile Provident Fund – General 19,32	8,000	0.038%	8,000	0	0.000%
Mercantile Workers Provident Fund 19,32	5,500	0.026%	5,500	0	0.000%
Bar Yaziv Provident Fund Ltd. 19,32	42,000	0.198%	42,000	0	0.000%
Hadas Mercantile Central Severance Fund 19,32	5,900	0.028%	5,900	0	0.000%
Yevul Kibutz Members Provident Fund 19,32	1,000	0.005%	1,000	0	0.000%
Keren Hahisachon Litsva Hakeva Limited19,33	28,600	0.135%	28,600	0	0.000%
Migdal Platinum Tagmulim Klali19,34	5,300	0.025%	5,300	0	0.000%
Migdal Platinum Kaal Maoz19,34	3,800	0.018%	3,800	0	0.000%
Migdal Gemel Platinum Ltd –Bonds19,34	7,500	0.035%	7,500	0	0.000%
Migdal Gemel Platinum Ltd – General19,34	5,300	0.025%	5,300	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Yashir Hishtalmut Klali 19,35	9,900	0.047%	9,900	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Yashir Gemel Klali19,35	16,000	0.076%	16,000	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Yashir Pitzuim Klali19,35	1,680	0.008%	1,680	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Yashir Hishtalmut Agach 19,35	900	0.004%	900	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Yashir Gemel Agach 19,35	1,400	0.007%	1,400	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Etgarim Gemel Klali 19,35	9,540	0.045%	9,540	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Etgarim Pitzuim Klali 19,35	4,380	0.021%	4,380	0	0.000%
Yashir Investment House (provident funds) Trustee Account for Etgarim Gemel Madad 19,35	220	0.001%	220	0	0.000%
Yashir Investment House (Provident Funds) Trustee Account for Etgarim Pitzuim Madad 19,35	1,030	0.005%	1,030	0	0.000%
Yashir I.D.I Insurance Company – Nostro 19,35	21,200	0.100%	21,200	0	0.000%
Yashir I.D.I Insurance Company Trustee Account for Agach Klali 19,35	1,600	0.008%	1,600	0	0.000%

Yashir Provident Fund Trustee Account for Yashir Miron 19,35	16,200	0.077%	16,200	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Merkazit Le Pitzuim19,35	13,000	0.062%	13,000	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Atidot 19,35	13,000	0.062%	13,000	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Mishtalem B 19,35	12,500	0.059%	12,500	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Teuza19,35	300	0.001%	300	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Matan 19,35	300	0.001%	300	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Menifa 19,35	300	0.001%	300	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Keren Hashefa 19,35	21,000	0.099%	21,000	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Mishtalem A 19,35	18,000	0.085%	18,000	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Hamelacha 19,35	200	0.001%	200	0	0.000%
Yashir Provident Fund Trustee Account for Yashir Pitzuim Hamelacha 19,35	200	0.001%	200	0	0.000%
The Phoenix Insurance Company Ltd - Unit Link 19,36	38,000	0.180%	38,000	0	0.000%
The Phoenix Provident Fund 19,36	7,600	0.036%	7,600	0	0.000%
The Phoenix Provident Fund - For Education 19,36	11,400	0.054%	11,400	0	0.000%
The Phoenix Pension and provident fund 19,36	38,000	0.180%	38,000	0	0.000%
Harel Insurance Company Ltd. 19,37	44,560	0.211%	44,560	0	0.000%
Dikla Insurance Company Ltd. 19,37	3,060	0.014%	3,060	0	0.000%
Harel Pension Fund Management Company Ltd. 19,37	17,100	0.081%	17,100	0	0.000%
Nativ Keren Pensia Shel Poalei Veovdei Mifelei Meshek Hahistadrut Ltd. 19,37	2,000	0.009%	2,000	0	0.000%
Harel Provident Funds Ltd. 19,37	37,560	0.178%	37,560	0	0.000%
Atidit Provident Funds Ltd. 19,37	720	0.003%	720	0	0.000%
David Abel-Smith 38	5,386	0.025%	5,386	0	0.000%
James Aird 38	2,454	0.012%	1,011	1,443	0.007%
Lady M. Aird 38	4,094	0.019%	1,687	2,407	0.011%
Rebecca Aird 38	1,641	0.008%	676	965	0.005%
Sir John Aird 38	27,231	0.129%	11,221	16,010	0.076%
Norma Barrett 38	8,150	0.039%	3,358	4,792	0.023%
Bell Group Pension Scheme 38,39	14,265	0.068%	5,878	8,387	0.040%
Jennifer Susan Burton38,40	8,150	0.039%	3,358	4,792	0.023%
John Mark Burton38,40	353,871	1.650%	22,198	331,673	1.547%
Cantay Investments Limited 38,41	6,535	0.031%	2,693	3,842	0.018%
John Lucius Arthur Cary38	26	0.000%	11	15	0.000%

Angela Cronk38	5,618	0.027%	5,618	0	0.000%
JJT Cronk38	4,265	0.020%	1,757	2,508	0.012%
Michael AJ Cronk38	19,472	0.092%	19,472	0	0.000%
Fast Guides Limited 38,42	7,695	0.036%	7,695	0	0.000%
Pamela Hillyard38	342	0.002%	141	201	0.001%
John BH Jackson38	4,777	0.023%	1,968	2,809	0.013%
Simon Donald Meiklejohn 38	14,829	0.070%	6,110	8,719	0.041%
Mint House Nominees Limited 38,43	3,710	0.018%	3,710	0	0.000%
Farshid and Maria Louise Nowshadi 38	78	0.000%	32	46	0.000%
Mind CTI Limited 38,44	5,708	0.027%	2,352	3,356	0.016%
Oxford Technology 2 Venture Capital Trust Plc. 38,45	137,283	0.648%	56,568	80,715	0.381%
Oxford Technology 3 Venture Capital Trust Plc 38, 45	91,798	0.434%	37,826	53,972	0.255%
Oxford Technology Venture Capital Trust Plc 38,45	35,840	0.170%	14,768	21,072	0.100%
John Duncan Price38	2,942	0.014%	2,942	0	0.000%
Jonathan Christopher Price 38	11,614	0.055%	4,786	6,828	0.032%
Rachel Elizabeth Price 38	4,786	0.023%	4,786	0	0.000%
James Joseph Ruane 38,46	53,491	0.253%	22,041	31,450	0.149%
Richard Vessey 38,39	51,377	0.243%	21,170	30,207	0.143%
Crestview Capital Master, LLC 47, 48	260,176	1.217%	142,500	0	0.000%
Burlingame Equity Investors, LP 47,49	4,006,109	18.070%	65,581	782,196	3.528%
Burlingame Equity Investors (Offshore) Ltd. 47,49	4,006,109	18.070%	25,966	782,196	3.528%
Burlingame Equity Investors II, LP 47,49	4,006,109	18.070%	8,453	782,196	3.528%
Mercantile Discount-Provident Funds 47,50	240,000	1.124%	200,000	0	0.000%
Laurus Master Fund 51	157,500	0.740%	157,500	0	0.000%
Elite Financial Communications Group LLC 52	100,640	0.474%	65,000	0	0.000%
Yitzhak Rosenbaum 53	10,370	0.049%	10,370	0	0.000%
Elite Financial Communication Group, LLC 54,55	100,640	0.474%	35,640	0	0.000%
The Phoenix Insurance Company Ltd., No. 520023185 54, 56	100,000	0.471%	45,000	0	0.000%
The Phoenix Insurance Company Ltd., No. 520023185 54,57	100,000	0.471%	55,000	0	0.000%
Gaon Gemel Ltd. 54,58	22,000	0.104%	22,000	0	0.000%
Mercantile Discount - Provident Funds 54,59	240,000	1.124%	40,000	0	0.000%
Meiron Provident Fund for Self Employed Persons of the First International Bank of Israel Ltd. 54,60,61	37,162	0.176%	26,121	11,041	0.052%
Kidma Provident Funds Management Company Ltd. for Menifa Provident Fund for Bank of Israel Employees 54,60,62	3,707	0.018%	3,707	0	0.000%
Tohelet Provident and Compensation Fund of the first International Bank of Israel Ltd. 54,60,63	517	0.002%	517	0	0.000%
Mishtalem Funds for Continuing Education of the First International Bank of Israel Ltd. 54,60,64	49,526	0.234%	49,526	0	0.000%
Hamelacha Provident and Compensation Fund of the First International Bank of Israel Ltd. 54,60,65	862	0.004%	862	0	0.000%
Atidoth Provident and Compensation Fund of the First International Bank of Israel Ltd. 54,60,66	21,552	0.102%	21,552	0	0.000%
Keren Hashefa Provident and Compensation Fund of the First International Bank of Israel Ltd. 54,60,67	29,828	0.141%	29,828	0	0.000%
Teuza Provident and Compensation Fund of the First International Bank of Israel Ltd. 54,60,68	12,069	0.057%	12,069	0	0.000%

Security Pension Fund for Artisans Industrialists and Self Employed Persons Ltd. 54,60,69	259	0.001%	259	0	0.000%
Central Fund for the Payment of Severance Pay of the First International Bank of Israel Ltd. 54,60,70	27,974	0.132%	27,974	0	0.000%
Wade Spooner 54,71	353,842	1.648%	32,390	0	0.000%
Ted Parsons 54,72	121,922	0.574%	16,195	0	0.000%
Institutional Marketing Services, Inc. 54,73	108,000	0.509%	108,000	0	0.000%
Crestview Capital Master, LLC54,74	260,176	1.217%	117,676	0	0.000%
Halman Aldubi Provident Fund Ltd. 75,76	164,656	0.774%	164,656	0	0.000%
Halman Aldubi Pension Fund Ltd. 75,76	7,758	0.037%	7,758	0	0.000%

1.
As reported on a Form 8-K filed by us with the SEC on March 23, 2010 (which is incorporated herein by reference), we entered into a Securities Purchase Agreement with Burlingame Equity Investors, LP (“Burlingame), pursuant to which Burlingame agreed to purchase from us (a) a senior promissory note in the aggregate principal amount of $3,500,000, (b) 2,173,913 shares of our Common Stock at a price of $1.15 per share (the “Burlingame Shares”), and (c) a warrant to purchase 950,000 shares of our Common Stock, exercisable until March 23, 2015 at an exercise price of $2.00 per share (the “Burlingame Warrant”).  The 3,123,913 shares registered hereby represent the Burlingame Shares and the shares underlying the Burlingame Warrant.  Burlingame Equity Investors, LP is a limited partnership and is owned, managed and controlled by Blair Sanford. Please also see footnotes 47 and 49 for additional disclosure relating to securities being registered hereunder by the selling shareholder’s affiliates (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered” of the above table).

2.
As reported on a Form 8-K filed by us with the SEC on March 23, 2010 (which is incorporated herein by reference), we entered into a subscription agreement with the selling shareholders, who are all affiliated with Gagnon Securities LLC, an existing shareholder, pursuant to which the selling shareholders agreed to purchase an aggregate of 500,000 shares of our Common Stock at a price of $1.15 per share.  The address for the selling shareholders is c/o Gagnon Securities LLC 1370 Avenue of the Americas, 24th Floor, New York, NY 10019. Please also see footnotes 10 and 12 for additional disclosure relating to securities being registered hereunder by the selling shareholder and/or the selling shareholder’s affiliates (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

3.
We have been advised that Benjamin Atkinson exercises voting and investment control over the shares owned by the selling shareholder.  Mr. Atkinson is a principal of FINRA registered broker-dealer, Gagnon Securities, LLC.

4.
We have been advised that Neil Gagnon exercises voting and investment control over the shares owned by the selling shareholder. Mr. Gagnon is principal of FINRA registered broker-dealer, Gagnon Securities, LLC.

5.
We have been advised that Dwight Lee exercises voting and investment control over the shares owned by the selling shareholder. Mr. Lee is a principal of FINRA registered broker-dealer Gagnon Securities, LLC.

6.
We have been advised that Maureen Drew exercises voting and investment control over the shares owned by the selling shareholder. Ms. Drew is a principal of FINRA registered broker-dealer Gagnon Securities, LLC.

7.
As reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which we filed with the SEC on April 1, 2009, as amended (which is incorporated herein by reference) in accordance with the terms of a certain Separation Agreement and Release dated August 15, 2008, we issued to Wade Spooner warrants to purchase (a) 300,000 shares of our Common Stock, exercisable for a term of five years from the date of issuance at an exercise price of $3.63 per share (“Spooner Warrant 1”), (b) 18,969 shares of our Common Stock, exercisable until March 13, 2011 at an exercise price of $3.26 (“Spooner Warrant 2”), and (c) 2,483 shares of our Common Stock, which warrant is exercisable until December 30, 2010 at an exercise price of $3.04 per share (“Spooner Warrant 3,” and together with Spooner Warrant 1 and Spooner Warrant 2, the “Spooner Warrants”).   The shares registered hereby represent the shares underlying the Spooner Warrants.  Mr. Spooner’s address is 153 Belle Pointe, Madison, Mississippi, 39110.  Pursuant to the Separation Agreement and Release, Mr. Spooner was also granted piggy back registration rights. Please also see footnotes 54 and 71 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered")

8.
As reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which we filed with the SEC on April 1, 2009, as amended (which is incorporated herein by reference) in accordance with the terms of a certain Separation Agreement and Release dated August 15, 2008, we issued to Ted Parsons warrants to purchase (a) 95,000 shares of our Common Stock, exercisable for a term of 5 years from the date of issuance at an exercise price of $3.63 per share (“Parsons Warrant 1”); and (b) 1,242 shares of our Common Stock, which warrant will expire on December 30, 2010 and have an exercise price of $3.04 per share (“Parsons Warrant 2”), and (c) 9,485 shares of our Common Stock, which warrant will expire on March 31, 2011 and have an exercise price of $3.26 per share (“Parsons Warrant 3,” and together with Parsons Warrant 1 and Parsons Warrant 2, the “Parsons Warrants”).  The shares registered hereby represent the shares underlying the Parsons Warrants.  Mr. Parsons’ address is 855 South Pear Orchard Road, Suite 200, Ridgeland, Mississippi, 39157.  Pursuant to the Separation Agreement and Release, Mr. Parsons was also granted piggy back registration rights. Please also see footnotes 54 and 72 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

9.
The 55,000 shares being registered hereunder represent shares of our Common Stock underlying a warrant, which was issued to Ted Parsons on August 15, 2008 which is exercisable for a term of 5 years from the date of issuance at an exercise price of $3.63 per share, in connection with the Separation Agreement and Release dated August 15, 2008 (described in footnote number 8 above).  Ted Parsons transferred the warrant to Valerie Parsons on May 4, 2009.

10.
On December 13, 2007, we entered into subscription agreement with the selling shareholder for the purchase of an aggregate of 1,300,000 units of our securities (each, a “Unit,” and collectively the “Units”), each such Unit consisting of two shares of our Common Stock and one warrant to purchase one share of Common Stock.  The purchase price for the Units was $6.20 per Unit. The selling shareholder was issued 800,000 Units, consisting of 1,600,000 shares of Common Stock included as part of the Units (the “Subscription Shares”), which are the shares of Common Stock being registered hereby.  These securities were previously registered on a Registration Statement on Form S-1 (Registration No. 333-150305) which was declared effective by the SEC on September 2, 2008 (the “Registration Statement”); however, that Registration Statement was not updated and as a result is no longer current. The address for the selling shareholder is 1400 Gulfshore Blvd. N., Suite 148, Naples, Florida 34102.  This entity is affiliated with Richard L. Scott Investments, LLC, a U.S. institutional investor.  We have been advised that Richard L. Scott exercises voting and investment control over the shares owned by the selling shareholder. Please also see footnotes 2 and 12 for additional disclosure relating to securities being registered hereunder by the selling shareholder and/or the selling shareholder’s affiliates (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

11.
As reported in our Form 8-K filed with the SEC on July 31, 2006 (which is incorporated herein by reference), on June 15, 2006, we entered into a letter agreement with Oberon Securities, LLC (“Oberon”) relating to fees due to Oberon in conjunction with the acquisitions of I-55 Telecommunications, LLC and I-55 Internet Services, Inc.  In connection with the letter agreement, we issued to Oberon, in addition to other securities, warrants to purchase (a) 243,100 shares of our Common Stock, which warrant is exercisable for 5 years, at an exercise price of $2.86 per share (the “Oberon Warrant 1”); and (b) 37,200 shares of our Common Stock, which warrant is exercisable for 5 years, at an exercise price of $3.34 per share (“Oberon Warrant 2”).  In addition, on November 16, 2005 we issued to Oberon a warrant to purchase 245,000 shares of our Common Stock exercisable for 5 years at $3.15 per share (the “Oberon Warrant 3”).  The shares underlying the Oberon Warrant 3 were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-129809) which was declared effective by the SEC on February 15, 2006 (the “Oberon Registration Statement”), however, the Oberon Registration Statement was not updated and as a result is no longer current.  The address for the selling shareholder is 1412 Broadway, Suite 2304, New York, NY 10018.  The selling shareholder is owned, managed, and controlled by Adam Breslawsky, Elad Epstein and Nicole Schmidt, who exercise joint voting and investment control over the shares owned by the selling shareholder. Oberon is a FINRA registered broker-delear.

12.
Unless otherwise indicated, the address for the Selling Shareholder is 1370 Avenue of the Americas, 24th Floor, New York, NY 10019.  On December 13, 2007, we entered into Subscription Agreements with the Selling Shareholders for the purchase of units of our securities (each, a “Unit,” and collectively the “Units”), each such Unit consisting of two shares of our Common Stock and one warrant to purchase one share of Common Stock (each, a “Warrant,” and collectively, the “Warrants”).  The purchase price for the Units was $6.20 per Unit. The Warrants comprising the Units are exercisable on a one-to-one basis for a period of five years from issuance at an exercise price of $3.10 per share. The shares registered hereby represent shares underlying the Warrants.  These securities were previously registered on a Registration Statement on Form S-1 (Registration No. 333-150305) which was declared effective by the SEC on September 2, 2008 (the “Registration Statement”); however, that Registration Statement was not updated and as a result is no longer current. Please also see footnotes 2 and 10 for additional disclosure relating to securities being registered hereunder by the selling shareholder and/or the selling shareholder’s affiliates (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

13.	Ms. Wendy Allen and Ms. Amy Lynn Stauffer are emancipated daughters of Mr. Neil Gagnon, a principal of FINRA registered broker-dealer Gagnon Securities LLC.

14.	Mr. Beinstein is a principal of FINRA registered broker-dealer Gagnon Securities, LLC. Certain of these shares have been transferred to members of Mr. Beinstein’s immediate family.

15.	Mr. Brian Gagnon is a principal of FINRA registered broker-dealer Gagnon Securities, LLC.

16.
The shares being registered include 200 shares of Common Stock underlying Warrants which were originally acquired by Ms. Virginia Gagnon pursuant to the December 13, 2007 Subscription Agreements described in footnote 12 above, and subsequently transferred to the Selling Shareholder.

17.
We have been advised that Maureen Keyes exercises voting and investment control over the shares owned by the selling shareholder. Ms. Keyes is an employee of FINRA registered broker-dealer Gagnon Securities, LLC.

18.
The address for the selling shareholder is 1400 Gulfshore Blvd. N., Suite 148, Naples, Florida 34102.  This entity is affiliated with Richard L. Scott Investments, LLC, a U.S. institutional investor.  We have been advised that Richard L. Scott exercises voting and investment control over the shares owned by the selling shareholder.

19.
On December 13, 2007, and in conjunction with a private offering of the same date, we issued an aggregate of NIS 100,382,100 (approximately $25,562,032, based on the exchange rate as of December 13, 2007) bonds (Series A) (the “Bonds”) to Israeli institutional investors.  The Bonds currently carry 8% interest per year.  The principal of the Bonds will be repaid in eight equal annual payments on the 1st of December of every year from 2008 until 2015 (inclusive). The principal and interest of the Bonds is linked to the Israeli Consumer Price Index.  We also agreed to issue the holders of the Bonds, for no additional consideration, 956,020 non-tradable warrants, each exercisable at an exercise price of $3.50 with a term of 4 years, commencing on September 2, 2008 (the "Bond Warrants"). We issued the Bond Warrants on March 25, 2008.  The shares registered hereby represent the shares underlying the Bond Warrants. These securities were previously registered on a Registration Statement on Form S-1 (Registration No. 333-150305) which was declared effective by the SEC on September 2, 2008 (the “Registration Statement”); however, that Registration Statement was not updated and as a result is no longer current.

20.	The address for the selling shareholder is High Tech Village 2/2, Campus Giv'at Ram, Jerusalem, 91904, Israel.

21.	The address for the selling shareholder is 14 Nahmani St. (Ofer House), 9th Floor, Tel Aviv, 65794, Israel.

22.
The address for the selling shareholder is 23 Hasibim St. (Shomera house), 3rd Floor, Petach Tikva, 49170, Israel.  We have been advised that Menora Mivtachim Insurance Ltd exercises voting and investment control over the shares beneficially owned by the selling shareholder.

23.	The address for the selling shareholder is 9 Ahad Ha-am St. (Shalom Tower), Tel Aviv, 61291, Israel.

24.	The address for the selling shareholder is 9 Ahad Ha-am St. (Shalom Tower), 19th Floor, Tel Aviv, 65251, Israel.

25.	The address for the selling shareholder is Ben Gourion 2 (Tower B.S.R 1), Ramat-Gan, 52573, Israel. We have been advised that the Managing Company of this selling shareholder is Gaon Gemel Ltd.

26.
The address for the selling shareholder is 52 Menachem Begin St. (Sonol Tower), 19th Floor, Tel Aviv, 67137, Israel.  We have been advised that the Managing Company of this selling shareholder is Prizma Provident Funds Ltd / Prizma New Provident Funds Ltd.

27.	The address for the selling shareholder is 9 Ahad Ha-am St. (Shalom Tower), 1st Floor, Tel Aviv, 65251, Israel.

28.
The address for the selling shareholder is 9 Ahad Ha-am St. (Shalom Tower), 27th Floor, Tel Aviv, 61291, Israel.  We have been advised that the Managing Company of this selling shareholder is IBI Gemel Ltd.

29.	The address for the selling shareholder is 65 Rothschild St., 3rd Floor, Tel Aviv, 65785, Israel. We have been advised that Managing Company of this selling shareholder is Perfect Provident Fund Ltd.

30.
The address for the selling shareholder is 21 Ha'arbaa St. (Platinum Tower), 19th Floor, Tel Aviv, 64739, Israel.  We have been advised that Eldad Tamir, Danny Fishman, Ayre Friedman, Ben-Zion Levi, Arik Boider, and Yaniv Aharon exercise voting and investment control over the shares beneficially owned by the selling shareholder.  We have been advised that these selling shareholders are indirectly controlled by an entity that is a part of RBC Financial Group, which includes a registered broker-dealer entity.

31.
The address for the selling shareholder is 115 Allenby St. (Menora House), 12th Floor, Tel Aviv, 61008, Israel.  We have been advised that Menora Mivtachim Holdings Ltd. / Menora Mivtachim Finance Ltd. exercise voting and investment control over the shares beneficially owned by the selling shareholder.

32.
The address for the selling shareholder is 56 Maze St., 1st Floor, Tel Aviv, 65789, Israel.  We have been advised that the Selling Shareholder is an affiliate of Middlegate Securities Ltd., a registered broker-dealer.

33.
The address for the selling shareholder is 11 Menachem Begin St. (Ayalon Tower), 9th Floor, Ramat-Gan, 52521, Israel.  We have been advised that the Managing Company of this selling shareholder is Keren Hahisachon Ltzva Hakeva - Provident Funds Management Company Ltd. and that Mr. Yoav Kabeblom and Mrs. Viki Zvolon share voting and investment control over the shares beneficially owned by the selling shareholder.

34.
The address for the selling shareholder is 28 Ahad Ha-am St., 1st Floor, Tel Aviv, 67135, Israel.  We have been advised that the Managing Company of this selling shareholder is Migdal Portfolio Management Ltd.    Affiliated entities of these selling shareholders purchased an aggregate of 350,000 shares of our Common Stock in an offering on November 4, 2007.  We made this offering without a placement agent, pursuant to our Registration Statement on Form SB-2 (File No. 333-143618) which was declared effective by the U.S. Securities and Exchange Commission on August 6, 2007.    We have been advised that Bear Stearns is one of the entities that holds Migdel.

35.
The address for the selling shareholder is 35 Efal St., 11th Floor, Kiryat Arye, Petach Tikva, 49511, Israel.  Yashir Investment House Providence Funds Ltd., an affiliated entity of these selling shareholders, purchased an aggregate 125,000 shares of our Common Stock in an offering on November 4, 2007. We made this offering without a placement agent, pursuant to our Registration Statement on Form SB-2 (File No. 333-143618) which was declared effective by the U.S. Securities and Exchange Commission on August 6, 2007.

36.
The address for the selling shareholder is Hashalom Rd., Vered Tower (20th floor) 53, Givataim, 53454, Israel.  We have been advised that The Phoenix Gemel Ltd exercises voting and investment control over the shares beneficially owned by the selling shareholder.  Israeli Phoenix Assurance Company Ltd., an affiliated entity of these selling shareholders, purchased 110,000 restricted shares of our Common Stock on April 6, 2006, in connection with a Securities Purchase Agreement dated November 23, 2005.

37.
The address for the selling shareholder is 3 Abba Hillel St. (Harel Building) 8th Floor, Ramat Gan, 52118, Israel.  We have been advised that Managing Company of this selling shareholder is Harel Gemel Ltd / Atidit Gemel Ltd.

38.
On May 25, 2006, we and the shareholders of Equitalk.co.uk Limited, a telephone company based in the United Kingdom (“Equitalk”) entered into an agreement relating to the sale and purchase of Equitalk (the “Equitalk Agreement”). The Equitalk Agreement provided for us to acquire Equitalk in a restricted Common Stock and warrant transaction valued at $1,650,000. The acquisition was completed on July 3, 2006, and on that date Equitalk became our wholly owned subsidiary. In conjunction with the completion of the acquisition and in exchange for all of the capital stock of Equitalk, we issued a total of 402,192 restricted shares of our Common Stock and a total of 281,872 warrants exercisable at $3.03 per share for a period of five years (the “Equitalk Warrants”).  The shares registered hereunder represent 271,219 shares of our Common Stock underlying the Equitalk Warrants.

39.	Richard Vessey serves as the Trustee for the Bell Group Pension Scheme and accordingly has voting and/or investment control over the securities it holds.

40.
Mr. Burton is Managing Director of Xfone's UK based subsidiaries.  In addition to the shares reflected in the table, Mr. Burton holds options to purchase 300,000 shares of Xfone’s Common Stock. These options were granted on July 11, 2006 under our 2004 Plan and in conjunction with a July 3, 2006 Service Agreement between Xfone, Swiftnet Limited and Mr. Burton. The options are convertible on a one to one basis into restricted shares of Xfone's Common Stock, at an exercise price of $3.50, and have a term of ten years. The vesting of the options will be over a period of 4 years as follows: 75,000 options are vested on July 3, 2007. Thereafter, 18,750 options are vested every 3 months for the following 3 years.

41.	Roger J. Watts has voting and/or investment control over the securities held by Cantay Investments Limited.

42.	Michael Crock, a director of Fast Guide Limited, has voting and/or investment control over the securities held by Fast Guide Limited.

43.	David Ring has voting and/or investment control over the securities held by Mint House Nominees Limited.

44.	MIND CTI Limited was formerly known as Omnicom Communication Limited. Itay Barzilay has voting and investment control over the securities held by this selling shareholder.

45.	J.L.A. Cary has voting and/or investment control over the securities held by these selling shareholders.

46.	Mr. Ruane was employed with Swiftnet Ltd., our subsidiary from 2006 until 2010.

47.
On October 31, 2005, and in conjunction with a September 28, 2005 Securities Purchase Agreement we issued an aggregate of 885,000 shares of Common Stock, along with 442,500 warrants for a gross proceeds of $2,212,500. 221,250 of the warrants (the A Warrants) are exercisable at $3.00 per share and 221,250 of the warrants (the B Warrants) are exercisable at $3.25 per share. Each A Warrants and B Warrants, which is not freely transferable, entitles the owner to purchase one share, until not later than a five-year period from issuance. The shares underlying the A Warrants and B Warrants were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-129809) which was declared effective by the SEC on February 15, 2006, however, that registration statement was not updated and as a result is no longer current.

48.
Crestview Capital Master LLC is a limited liability company registered in Delaware controlled by Stuart Flink. The fund is affiliated with Dillon Capital, a registered broker-dealer owned by Mr. Flink. Please also see footnotes 54 and 74 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

49.
The selling shareholder is owned, managed and controlled by Blair Sanford. Please also see footnote 1 for additional disclosure relating to securities being registered hereunder by the selling shareholder’s affiliates (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered” of the above table).

50.
Mercantile Discount-Provident Funds is owned, managed and controlled by Mercantile Discount Bank Ltd. Please also see footnotes 54 and 59 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

51.
On September 27, 2005, we issued Laurus Master Fund Ltd. 157,500 warrants. Each warrant, which is not freely transferable, entitles the owner to purchase one share at an exercise price of $3.80 per share.  The shares underlying the warrants were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-129809) which was declared effective by the SEC on February 15, 2006, however, that registration statement was not updated and as a result is no longer current.

52.
Elite Financial Communications Group LLC is a limited liability company incorporated in the State of Florida. Elite Financial Communications Group is owned, managed and controlled by Dodi B. Handy. On November 16, 2005, we issued 32,500 warrants exercisable at $5.10 per share and 32,500 warrants exercisable at $6.80 per share to Elite Financial Communications Group in exchange for services. The warrants are exercisable for a period of 5 years. The shares underlying the warrants are being registered hereunder and were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-129809) which was declared effective by the SEC on February 15, 2006, however, that registration statement was not updated and as a result is no longer current. Please also see footnote 55 and 54 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

53.
On November 16, 2005, we issued as a legal consulting fee 10,370 warrants to Yitzhak Rosenbaum. The warrants are exercisable at $5.50 per share for a period of 5 years. The shares underlying the warrants are being registered hereunder and were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-129809) which was declared effective by the SEC on February 15, 2006, however, that registration statement was not updated and as a result is no longer current.

54.
The shares being registered by the selling shareholder represent shares underlying Warrants. The shares being registered hereby were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-139024) which was declared effective by the SEC on December 12, 2006, however, that registration statement was not updated and as a result is no longer current.

55.
On May 10, 2006, we issued 25,000 warrants exercisable at $4.00 per share, 25,000 warrants exercisable at $4.50 per share, 25,000 warrants exercisable at $5.00 per share, and 25,000 warrants exercisable at $5.50 per share to Elite Financial Communications Group, LLC in exchange for services. The term of the warrants shall expire at the later of: (i) 36 months from the day of grant; (ii) 6 months after the underlying shares are effective. On September 19, 2006, and pursuant to the Service Agreement with Elite Financial Communications Group, that was terminated on August 28, 2006, we cancelled 64,360 of the said 100,000 warrants, and each of the four previous 25,000 amounts were reduced to 8,910 with the same respective exercise price. Elite Financial Communications Group, LLC is a limited liability company incorporated in the State of Florida. Elite Financial Communications Group is owned, managed and controlled by Dodi B. Handy. Please also see footnotes 52 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

56.
The Warrants which these shares underlie were initially issued to Hadar Insurance Company Ltd. On April 6, 2006, we sold 90,000 restricted shares of our common stock, 22,500 warrants exercisable at $3.00 per share, and 22,500 warrants exercisable at $3.25 per share to Hadar Insurance Company Ltd. The warrants are exercisable for a period of 5 years. Please also see footnote 57 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

57.
The Warrants which these shares underlie were initially issued to The Israeli Phoenix Assurance Company Ltd. On April 6, 2006, we sold 110,000 restricted shares of our common stock, 27,500 warrants exercisable at $3.00 per share, and 27,500 warrants exercisable at $3.25 per share to the Israeli Phoenix Assurance Company Ltd. The warrants are exercisable for a period of 5 years. Please also see footnote 56 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

58.
Gaon Gemel Ltd. is a limited liability company registered in Israel, controlled by Mr. Lipa Rafael. On April 6, 2006, we sold 44,000 restricted shares of our common stock, 11,000 warrants exercisable at $3.00 per share, and 11,000 warrants exercisable at $3.25 per share to Gaon Gemel Ltd. The warrants are exercisable for a period of 5 years.

59.
Mercantile Discount - Provident Funds is owned, managed and controlled by Mercantile Discount Bank Ltd. On April 6, 2006, we sold 80,000 restricted shares of our common stock, 20,000 warrants exercisable at $3.00 per share, and 20,000 warrants exercisable at $3.25 per share to Mercantile Discount-Provident Funds. The warrants are exercisable for a period of 5 years. Please also see footnote 47 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

60.
On July 11, 2006, and in conjunction with a June 19, 2006 Securities Purchase Agreement we issued an aggregate of 172,415 warrants as follows: Central Fund for the Payment of Severance Pay of the First International Bank of Israel Ltd. - 27,974 warrants; Meiron Provident Fund for Self Employed Persons of the First International Bank of Israel Ltd. - 26,121 warrants; Atidoth Provident and Compensation Fund of the First International Bank of Israel Ltd. - 21,552 warrants; Tohelet Provident and Compensation Fund of the first International Bank of Israel Ltd. - 517 warrants; Mishtalem Funds for Continuing Education of the First International Bank of Israel Ltd. - A - 27,974 warrants; Keren Hashefa Provident and Compensation Fund of the First International Bank of Israel Ltd. - 29,828 warrants; Mishtalem Funds for Continuing Education of the First International Bank of Israel Ltd. - B - 21,552 warrants; Hamelacha Provident and Compensation Fund of the First International Bank of Israel Ltd. - 862 warrants; Teuza Provident and Compensation Fund of the First International Bank of Israel Ltd. - 12,069 warrants; Kidma Provident Funds Management Company Ltd. for Menifa Provident Fund for Bank of Israel Employees - 3,707 warrants; Security Pension Fund for Artisans Industrialists and Self Employed Persons Ltd. - 259 warrants. The warrants are convertible on a one to one basis into restricted shares of our common stock, at an exercise price of $3.40, and have a term of five years.

61.
Meiron Provident Fund for Self Employed Persons of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

62.
Kidma Provident Funds Management Company Ltd. for Menifa Provident Fund for Bank of Israel Employees is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

63.	Tohelet Provident and Compensation Fund of the first International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

64.	Mishtalem Funds for Continuing Education of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

65.	Hamelacha Provident and Compensation Fund of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

66.	Atidoth Provident and Compensation Fund of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

67.
Keren Hashefa Provident and Compensation Fund of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

68.	Teuza Provident and Compensation Fund of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

69.	Security Pension Fund for Artisans Industrialists and Self Employed Persons Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

70.
Central Fund for the Payment of Severance Pay of the First International Bank of Israel Ltd. is a limited liability company registered in Israel, controlled by the First International Bank of Israel Ltd.

71.
On July 11, 2006, and in conjunction with a March 10, 2005 Employment Agreement between Xfone USA, Inc. and Wade Spooner, its President and Chief Executive Officer at that time, we issued to Mr. Spooner an “Acquisition Bonus” of 32,390 warrants. The warrants are exercisable on a one to one basis into restricted shares of our common stock at an exercise price of $3.285, and have a term of five years.  Wade Spooner’s address is 153 Belle Pointe, Madison, Mississippi, 39110. Please also see footnote 7 above relating to information on our separation agreement with Mr. Spooner and for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

72.
On July 11, 2006, and in conjunction with a March 10, 2005 Employment Agreement between Xfone USA, Inc. and Ted Parsons, its Vice President and Chief Marketing Officer at that time, we issued to Mr. Parsons an “Acquisition Bonus” of 16,195 warrants. The warrants are exercisable on a one to one basis into restricted shares of our common stock at an exercise price of $3.285, and have a term of five years. Ted Parsons’ address is 855 South Pear Orchard Road, Suite 200, Ridgeland, Mississippi, 39157.  Please also see footnote 8 above relating to information on our separation agreement with Mr. Parsons and for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

73.
On November 20, 2006, we issued in exchange for services 36,000 warrants exercisable at $3.50 per share, 36,000 warrants exercisable at $4.00 per share, and 36,000 warrants exercisable at $4.50 per share to Institutional Marketing Services, Inc. The warrants have a term of five years. Institutional Marketing Services, Inc. is incorporated in New York and owned managed and controlled by John G. Nesbett. Institutional Marketing Services is our IR firm.

74.
On November 27, 2006, we issued in exchange for services 117,676 warrants exercisable at $3.50 per share to Crestview Capital Master, LLC. The warrants have a term of five years. Crestview Capital Partners, LLC is the manager of Crestview Capital Master, LLC. Stewart R. Flink, Robert Hoyt, and Daniel I. Warsh are the managers of Crestview Capital Partners, LLC. Crestview Capital Partners and Messrs. Flink, Hoyt and Warsh may be deemed to be beneficial owners of the Common Stock held by Crestview Capital Master; however, each disclaims beneficial ownership of such shares of Common Stock. Please also see footnote 47 and 48 for additional disclosure relating to securities being registered hereunder by the selling shareholder (which are included in the columns entitled “Shares Beneficially Owned Prior to the Offering” and “Number of Shares Being Offered”).

75.
The shares being registered by the selling shareholder represent shares underlying Warrants. The shares being registered hereby were previously registered on a Registration Statement on Form SB-2 (Registration No. 333-143618) which was declared effective by the SEC on August 6, 2007 and amended on November 7, 2007 and November 8, 2007; however, that registration statement was not updated and as a result is no longer current.

76.
On February 2, 2007, and in conjunction with a December 24, 2006 Securities Purchase Agreement we issued an aggregate of 172,414 warrants to Halman-Aldubi Provident Funds Ltd. and Halman-Aldubi Pension Funds Ltd. The warrants are exercisable on a one to one basis into restricted shares of our common stock, at an exercise price of $3.40, and have a term of five years. Halman-Aldubi Provident Fund Ltd. is owned, managed and controlled by Roni Halman and Uri Aldubi.

PLAN OF DISTRIBUTION

We and the Selling Shareholders named in this prospectus, may from time to time offer and sell, separately or together, some or all of the Xfone Shares and the Resale Shares (collectively referred to as the “securities”) covered by this prospectus. Registration of the securities covered by this prospectus does not mean, however, that they will be offered or sold.

The securities may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods, including the following:

•	transactions on the Amex and/or the TASE (including through at the market offerings) or any other organized market where the Xfone Shares and Resale Shares may be traded;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through offerings of securities exchangeable, convertible or exercisable for the Xfone Shares;

•	directly to one or more purchasers;

•	through agents; or

•	through any combination of the above.

The Selling Shareholders may sell the Resale Shares pursuant to this prospectus.  The Selling Shareholders may also sell all or a portion of the Resale Shares in reliance upon Rule 144 under the Securities Act provided that they meet the criteria and conform to the requirements of that rule or by any other available means.

We have not, and to the best of our knowledge the Selling Shareholders have not, entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or agents regarding the sale of any securities covered by this prospectus. At any time a particular offer of securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

•	the name or names of any underwriters, broker-dealers or agents;

•	the purchase price of the securities and the proceeds to be received by us from the sale;

•	any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers;

•	any additional risk factors applicable to the securities that we propose to sell; and

•	any securities exchange on which the securities may be listed.

Any such required prospectus supplement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of securities covered by this prospectus.

Underwriters, broker-dealers or agents may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or the Selling Shareholders, from the purchasers of the securities or from both the sellers and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. The Selling Shareholders, and any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

If dealers are utilized in the sale of offered securities, we or the Selling Shareholders will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

We or the Selling Shareholders may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. If we or the Selling Shareholders sell securities to underwriters, we or the Selling Shareholders may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. The underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all such offered securities of a series if any are purchased. We or the Selling Shareholders may grant to the underwriters options to purchase additional offered securities, to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the applicable prospectus supplement. If we or the Selling Shareholders grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities. In connection with such sales, underwriters may be deemed to have received compensation from us or the Selling Shareholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we or the Selling Shareholders pay to underwriters, and any discounts, concessions’ or commissions’ underwriters allow to participating dealers, in connection with an offering of securities.

If so indicated in the applicable prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us or Selling Shareholders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Underwriters, broker-dealers or agents may be entitled under agreements entered into with us or the Selling Shareholders to indemnification by us or the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, broker-dealers and agents, as well as their respective affiliates, may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and/or our affiliates.

Any securities sold by us will be listed on the Amex and TASE, upon official notice of issuance and exchange approval.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M promulgated under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Counsel

The validity of the issuance of the Xfone Shares and Resale Shares offered hereby will be passed upon for us by Gersten Savage LLP, 600 Lexington Avenue, 9th Floor, New York, NY 10022.  Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel whom we will name in the applicable prospectus supplement.

Experts

Our consolidated financial statements as of and for the year ended December 31, 2009, have been incorporated by reference to this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Baker Tilly Virchow Krause, LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

Our consolidated financial statements as of and for the year ended December 31, 2008, as amended (the “2008 Consolidated FS”), incorporated by reference to this prospectus and constituting a part of this registration statement have been audited by Stark Winter Schenkein & Co. LLP, an independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of such firm given upon their authority as experts in accounting and auditing.

In connection with the audit of the 2008 Consolidated FS, the balance sheets of our Israeli subsidiary, Xfone 018 Ltd., as of December 31, 2008 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the year then ended have been audited by Yarel + Partners C.P.A (Isr.), an independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or documents incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.

We file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Xfone, Inc. The address of the SEC website is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The SEC file number for the documents incorporated by reference in this prospectus is 001-32521. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the SEC on March 30, 2010;
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed with the SEC on April 1, 2009 (as amended);
•
Our Current Reports on Form 8-K, filed with the SEC on  July 31, 2006, January 29, 2010, February 16, 2010, March 4, 2010, March 23, 2010, March 29, 2010 (two Form 8-Ks were filed on March 29, 2010), May 14, 2010, June 1, 2010, June 30, 2010, July 1, 2010, July 8, 2010 and July 14, 2010 and our Quarterly Report on Form 10-Q, filed on May 17, 2010;

•	Our Definitive Proxy Statement, filed with the SEC on June 15, 2010; and
•
The description of our Common Stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on June 3, 2005, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement and prior to effectiveness of the registration statement, or (ii) from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements on Form 14A or 14C.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to our Corporate Secretary, Alon Reisser, by email address alon@xfone.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Xfone, Inc.

Prospectus

12,756,340 Shares
of
Common Stock
August 5, 2010